Filed Pursuant to Rule 424(b)(3)
                                          File No. 333-120924

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                            Up to 675,000 Shares

                         Delta Petroleum Corporation

                                Common Stock
                        ----------------------------

     The selling shareholders may use this prospectus in connection with sales of up to 675,000 shares of our common stock.



                               Trading Symbol
                           NASDAQ National Market
                                  "DPTR"


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Consider carefully the risk factors beginning on page 7 of this prospectus.
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     The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. We will not receive any proceeds from the sale of shares by the selling shareholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.









                The date of this prospectus is December 27, 2004.















                           AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

     We have filed with the Commission a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such documents:

1. Annual Report on Form 10-K for fiscal year ended June 30, 2004, filed on September 13, 2004, Exchange Act reporting number 0-16203.

2. Annual Report on Form 10-K/A for the fiscal year ended June 30, 2004, filed on October 28, 2004, Exchange Act reporting number 0-16203.

3. Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004, Exchange Act reporting number 0-16203.

4. Current Report on Form 8-K, dated June 29, 2004, filed on July 8, 2004, Exchange Act reporting number 0-16203.

5. Current Report on Form 8-K/A, dated June 29, 2004, filed on September 13, 2004, Exchange Act reporting number 0-16203.
6. Current Report on Form 8-K, dated August 6, 2004, filed on August 6, 2004, Exchange Act reporting number 0-16203.

7. Current Report on Form 8-K, dated August 25, 2004, filed on August 26, 2004, Exchange Act reporting number 0-16203.

                                    2


8. Current Report on Form 8-K, dated October 1, 2004, filed on October 1, 2004, Exchange Act reporting number 0-16203.

9. Current Report on Form 8-K, dated October 26, 2004, filed on October 29, 2004, Exchange Act reporting number 0-16203.

10. Current Report on Form 8-K, dated November 4, 2004, filed on November 10, 2004, Exchange Act reporting number 0-16203, except for information disclosed under Item 2.02.

11. Current Report on Form 8-K, dated November 5, 2004, filed on November 12, 2004, Exchange Act reporting number 0-16203.

12. Current Report on Form 8-K, dated November 19, 2004, filed on November 19, 2004, Exchange Act reporting number 0-16203.

13. Current Report on Form 8-K, dated December 17, 2004, filed on December 21, 2004, Exchange Act reporting number 0-16203.

14. The description of our common stock contained in our Registration Statement on Form 10 filed September 9, 1987, Exchange Act reporting number 0-16203.

15. All documents filed by us, subsequent to the date of this prospectus, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering described herein.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Aleron H. Larson, Jr., Delta Petroleum Corporation, Suite 1400, 475 17th Street, Denver, Colorado 80202, or (303) 293-9133.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS

     We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the "safe harbor" protection for forward-looking statements afforded under federal securities laws. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about us. These statements may include projections and estimates concerning the timing and success of specific projects and our future (1) income, (2) oil and gas production, (3) oil and gas reserves and reserve replacement and (4) capital

                                    3


spending. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. Sometimes we will specifically describe a statement as being a forward-looking statement. In addition, except for the historical information contained in this prospectus, the matters discussed in this prospectus are forward-looking statements. These statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should any of the assumptions underlying a forward-looking statement prove incorrect, actual results could vary materially.

     We believe the factors discussed below are important factors that could cause actual results to differ materially from those expressed in a forward-looking statement made herein or elsewhere by us or on our behalf. The factors listed below are not necessarily all of the important factors. Unpredictable or unknown factors not discussed herein could also have material adverse effects on actual results of matters that are the subject of forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises. We advise our shareholders that they should (1) be aware that important factors not described below could affect the accuracy of our forward-looking statements and (2) use caution and common sense when analyzing our forward-looking statements in this document or elsewhere, and all of such forward-looking statements are qualified by this cautionary statement.

     Historically, natural gas and crude oil prices have been volatile. These prices rise and fall based on changes in market demand and changes in the political, regulatory and economic climate and other factors that affect commodities markets generally and are outside of our control. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of reserves.

     Projecting future rates of oil and gas production is inherently imprecise. Producing oil and gas reservoirs generally have declining production rates.

     All of our reserve information is based on estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. There are numerous uncertainties inherent in estimating quantities of proved natural gas and oil reserves.

     Changes in the legal and/or regulatory environment could have a material adverse effect on our future results of operations and financial condition. Our ability to explore for and economically produce and sell our oil and gas production is affected and could possibly be restrained by a number of legal and regulatory factors, particularly with respect to our offshore California properties.

     Our drilling operations are subject to various risks common in the industry, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.





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
                            TABLE OF CONTENTS



Prospectus Summary ....................................................   6

Risk Factors...........................................................   7

Use of Proceeds .......................................................  18

Determination of Offering Price .......................................  18

Recent Material Changes in our Business ...............................  19

Selling Shareholders ..................................................  19

Plan of Distribution ..................................................  19

Description of Securities .............................................  21

Interests of Named Experts and Counsel ................................  21

Commission Position on Indemnification for
 Securities Act Liabilities ...........................................  21

                            PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.

Delta
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     Delta Petroleum Corporation ("Delta," the "Company," "we" or "us") is a
Colorado corporation organized on December 21, 1984. We maintain our principal executive offices at 475 Seventeenth Street, Suite 1400, Denver, Colorado 80202, and our telephone number is (303) 293-9133. Our common stock is listed on the NASDAQ National Market under the symbol "DPTR."

     We are engaged in the acquisition, exploration, development and production of oil and gas properties. As of June 30, 2004, we had varying interests in 554 gross (247.8 net) productive wells located in thirteen states and offshore California. These do not include varying small interests in 666 gross (5.2 net) wells located primarily in Texas which are owned by our subsidiary Piper Petroleum Company. We also have interests in five federal units and one lease offshore California near Santa Barbara along with a financial interest in a nearby producing offshore federal unit. At June 30, 2004, we estimated onshore proved reserves to be approximately 11,378,000 barrels of oil and 88.5 billion cubic feet of gas, of which approximately 6,240,000 barrels of oil and 55.8 billion cubic feet of gas were proved developed reserves. At June 30, 2004, we estimated offshore proved reserves to be approximately 1,827,000 barrels of oil, of which approximately 695,000 barrels were proved developed reserves. Our reserve estimates change continuously and are evaluated by us on an annual basis. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of our reserves.

The Offering
------------

Securities Offered     Up to 675,000 shares of our common stock offered
                       by the selling shareholders.

Offering Price         The shares being offered pursuant to this prospectus
                       are being offered by the selling shareholders from time to time at the then current market price.

Common Stock           41,336,177 shares (as of December 27, 2004).
Outstanding

Dividend Policy        We do not anticipate paying dividends on our common
                       stock in the foreseeable future.

Use of Proceeds        The shares offered pursuant to this prospectus are
                       being sold by the selling shareholders and we will not receive any proceeds of the offering.

                                RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this prospectus, the following:

RISKS RELATED TO OUR STOCK

1. We may issue shares of preferred stock with greater rights than our common stock.

     Although we have no current plans, arrangements, understandings or agreements to issue any preferred stock, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights.

2.   There may be future dilution of our common stock.

     To the extent options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur dilution. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our shareholders.

3. Our management controls a significant percentage of our outstanding common stock and their interests may conflict with those of our shareholders.

     As of November 1, 2004, our directors and executive officers and their respective affiliates collectively and beneficially owned approximately 29% of our outstanding common stock. In addition, one of our affiliates, Castle Energy Corporation, has agreed to vote in favor of all of management's nominees for director and in favor of other matters recommended by our Board of Directors at annual shareholder meetings. This concentration of voting control gives our directors and executive officers and their respective affiliates substantial influence over any matters that require a shareholder vote, including, without limitation, the election of directors, even if their interests may conflict with those of other shareholders. It could also have the effect of delaying or preventing a change in control of or otherwise discouraging a potential acquirer from attempting to obtain control of us. This could have a material adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the then prevailing market prices for their shares of common stock.

4. Sales of substantial amounts of our common stock may adversely affect our stock price and make future offerings to raise capital difficult.

     Sales of a large number of shares of our common stock in the market or the perception that sales may occur could adversely affect the trading price of our common stock. As of December 27, 2004, 41,336,177 shares of our common stock were outstanding, almost all of which currently are freely tradable, subject to certain volume limitations and other requirements applicable to affiliates. As of June 30, 2004, options to purchase up to a total of approximately 4,758,272 shares of our common stock were outstanding.

     We may issue additional restricted securities or register additional shares of common stock under the Securities Act in the future for our use in connection with future acquisitions. Pursuant to Securities Act Rule 145, the volume limitations and certain other requirements of Rule 144 would apply to resales of these shares by affiliates of the businesses that we acquire for a period of one year from the date of their acquisition, but otherwise these shares would be freely tradable by persons not affiliated with us unless we contractually restrict their resale.

     The availability for sale, or sale, of the shares of common stock eligible for future sale could adversely affect the market price of our common stock.

5.   We do not expect to pay dividends on our common stock.

     We do not expect to pay any dividends, in cash or otherwise, with respect to our common stock in the foreseeable future. We intend to retain any earnings for use in our business. In addition, the credit agreement relating to our credit facility prohibits us from paying any dividends until the loan is retired.

6.   The common stock is an unsecured equity interest in our Company.

     As an equity interest, the common stock will not be secured by any of our assets. Therefore, in the event we are liquidated, the holders of the common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of the common stock.

7.   Our shareholders do not have cumulative voting rights.

     Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of more than 50% of our outstanding common stock will be able to elect all of our directors. As of November 1, 2004, our directors and executive officers and their respective affiliates collectively and beneficially owned approximately 29% of our outstanding common stock.

8. Our Articles of Incorporation have provisions that discourage corporate takeovers and could prevent shareholders from realizing a premium on their investment.

     Certain provisions of our Articles of Incorporation and the provisions of the Colorado Business Corporation Act may discourage persons from considering unsolicited tender offers or other unilateral takeover proposals. Such persons might choose to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. As a result, these provisions could have the effect of preventing shareholders from realizing a premium on their investment.

     Our Articles of Incorporation authorize our Board of Directors to issue preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights of those shares, as the Board may determine. Additional provisions include restrictions on business combinations and the availability of authorized but unissued common stock. These provisions may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to shareholders for their common stock.

RISKS RELATED TO OUR COMPANY

1. We have substantial debt obligations, and shortages of funding could hurt our future operations.

     On November 5, 2004 we entered into a new $200 million credit facility with Bank One, NA; Bank of Oklahoma, N.A.; U.S. Bank National Association and Hibernia National Bank. The new credit facility replaces our previous $100 million credit facility with Bank of Oklahoma, U.S. Bank and Hibernia Bank.
In order to obtain this facility, we granted first and prior liens to the lending banks on most of our oil and gas properties and the related equipment, inventory, accounts and proceeds. The credit facility has variable interest rates of the prime rate and/or an adjusted LIBOR rate, plus 0.25% to 1.0% based on the total debt outstanding. The loan matures on November 5, 2008.

     Our borrowing base, which determines the amounts that we are allowed to borrow or have outstanding under the new credit facility, has been initially set at $75 million. Subsequent determinations of our borrowing base will be made by the lending banks at least semi-annually on February 15 and August 31 of each year or as special redeterminations. If, as a result of any such reduction in the amount of our borrowing base, the total amount of our outstanding debt were to exceed the amount of the borrowing base then in effect, then, within 30 days after we are notified of the borrowing base deficiency, we would be required to make a mandatory payment of principal to reduce our outstanding indebtedness so that it would not exceed our borrowing base. If for any reason we were unable to pay the full amount of the mandatory prepayment within the requisite 30-day period, we would be in default of our obligations under our credit agreement.

     In the event that oil and gas prices and/or production rates drop to a level such that we are unable to pay the minimum principal and interest payments that are required by our debt agreements, we would be in default under our credit facility. In addition, our level of oil and gas activities, including exploration and development of existing properties, and additional property acquisitions, will be significantly dependent on our ability to successfully complete funding transactions.

2. A default under our credit agreement could cause us to lose our properties.

     In order to obtain our existing credit facility, we granted first and prior liens to the lending banks on most of our oil and gas properties and the related equipment, inventory, accounts and proceeds. Our credit facility includes terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers and acquisitions, and also includes financial covenants.

     Under certain conditions amounts outstanding under our credit facility may be accelerated. Bankruptcy and insolvency events with respect to us or certain of our subsidiaries will result in an automatic acceleration of the indebtedness under the credit facility. Subject to notice and cure periods in certain cases, other events of default under the credit facility will result in acceleration of the indebtedness at the option of the lending banks. Such other events of default include non-payment, breach of warranty, non-performance of obligations under the credit facility (including financial covenants), default on other indebtedness, certain pension plan events, certain adverse judgments, change of control, and a failure of the liens securing the credit facility. Any of these events could potentially cause us to lose substantially all of our properties.

     For so long as the revolving commitment is in existence or any amount is owed under any of the loan documents, we will also be required to comply with loan covenants that will limit our flexibility in conducting our business and which could cause us significant problems in the event of a downturn in the oil and gas market. If an event of default occurs and continues after the expiration of any cure period that is provided for in our credit agreement, the entire principal amount due under the loan documents, all accrued interest and any other liabilities that we might have to the lending banks under the loan documents will all become immediately due and payable, all without notice of default of any kind. The foregoing information is provided to alert readers that there is risk associated with our existing debt obligations. It is not intended to provide a summary of the terms of our agreements with our lenders.

3. The substantial cost to develop certain of our offshore California properties could result in a reduction of our interest in these properties or cause us to incur penalties.

     Certain of our offshore California undeveloped properties, in which we have ownership interests ranging from 2.49% to 75%, are attributable to our interests in four of our five federal units (plus one additional lease) located offshore of California near Santa Barbara. These properties have a cost basis of $10.8 million. The cost to develop these properties will be very substantial. The cost to develop all of these offshore California properties in which we own an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal over the life of the properties (assumed to be 38 years), is estimated to be in excess of $3 billion. Our share of such costs, based on our current ownership interest, is estimated to be over $200 million. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs, are estimated to be approximately $3.5 billion, with our share, based on our current ownership interest, estimated to be approximately $300 million. There will be additional costs of a currently undetermined amount to develop the Rocky Point Unit. Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. If we are unable to fund our share of these costs or otherwise cover them through farmouts or other arrangements, then we could either forfeit our interest in certain wells or properties or suffer other penalties in the form of delayed or reduced revenues under our various unit operating agreements, which could impact the ultimate realization of this investment. The estimates discussed above may differ significantly from actual results.

4. We may not be permitted to develop some of our offshore California properties.

     The development of our offshore California properties is subject to extensive regulation and is currently the subject of litigation. Pursuant to a ruling in California v. Norton, later affirmed by the 9th Circuit Court of Appeals, the U.S. Government is required to make a consistency determination relating to the 1999 lease suspension requests under a 1990 amendment to the Coastal Zone Management Act. In the event that there is some future adverse ruling under the Coastal Zone Management Act that we decide not to appeal or that we appeal without success, it is likely that some or all of our interests in these leases would become impaired and written off at that time. It is also possible that other events could occur during the Coastal Zone Management Act review or appellate process that would cause our interests in the leases to become impaired, and we will continuously evaluate those factors as they occur.

5. There is currently a shortage of available drilling rigs and equipment which could cause us to experience higher costs and delays that could adversely affect our operations.

     Although equipment and supplies used in our business are usually available from multiple sources, there is currently a general shortage of drilling equipment and supplies. We believe that these shortages are likely to intensify. The costs and delivery times of equipment and supplies are substantially greater now than in prior periods and are currently escalating. In partial response to this trend, we recently acquired a fifty percent interest in a small drilling company and a fifty percent interest in a small trucking company that are both currently managed by Edward Mike Davis. Although Mr. Davis and his affiliated entities are not currently deemed to be affiliates of Delta, we have recently acquired several properties from Mr. Davis and entities that are controlled by him. We also currently have areas of mutual interest and joint ventures with Mr. Davis and his related entities, and we have substantial drilling commitments that are related to those ventures. We believe that our ownership interest in the drilling company will allow us to have priority access to at least two large drilling rigs. The initial purpose of our investment in the trucking company is to allow these drilling rigs to be moved to new drilling locations as necessary. We are also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no assurance that we will be able to do so. Accordingly, there can be no assurance that we will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect our ability to meet our drilling commitments.

6.   We have no long-term contracts to sell oil and gas.

     We do not have any long-term supply or similar agreements with governments or other authorities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

7.   Our business is not diversified.

     Since all of our resources are devoted to one industry, owners of our common stock are risking essentially their entire investment in a company that is focused only on oil and gas activities.

8.   We depend on key personnel.

     We currently have only four employees that serve in management roles, and the loss of any one of them could severely harm our business. In particular, Roger A. Parker and John R. Wallace are responsible for the operation of our oil and gas business, Aleron H. Larson, Jr. is responsible for other business and corporate matters, and Kevin K. Nanke is our chief financial officer. We do not have key man insurance on the lives of any of these individuals.

RISKS RELATED TO OUR BUSINESS

1. Oil and natural gas prices are volatile and a decrease could adversely affect our revenues, cash flows and profitability.

     Our revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. Factors that can cause market prices of oil and natural gas to fluctuate include: relatively minor changes in the supply of and demand for oil and natural gas; market uncertainty; the level of consumer product demands; weather conditions; U.S. and foreign governmental regulations; the price and availability of alternative fuels; political and economic conditions in oil producing countries, particularly those in the Middle East; the foreign supply of oil and natural gas; the price of oil and gas imports; and overall U.S. and foreign economic conditions.

     We are not able to predict future natural gas or oil prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Lower prices may reduce the amount of oil and natural gas that we can produce economically and may also require us to write down the carrying value of our oil and gas properties. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices, not long-term fixed price contracts.

     In an attempt to reduce price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. Such transactions may not reduce the risk or minimize the effect of any decline in natural gas or oil prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

2. If oil or natural gas prices decrease or exploration and development efforts are unsuccessful, we may be required to take write downs.

     There is a risk that we will be required to write down the carrying value of our oil and gas properties, which would reduce our earnings and stockholders' equity. A write down could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration and development results.

     We account for our natural gas and crude oil exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The capitalized costs of our oil and gas properties may not exceed the estimated future net cash flows from our properties. If capitalized costs exceed future net revenues, we must write down the costs of the properties to our estimate of fair market value. Any such charge will not affect our cash flow from operating activities, but it will reduce our earnings and stockholders' equity.

     The application of the successful efforts method of accounting requires managerial judgment to determine the proper classification of wells designated as developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. Wells are drilled that have targeted geologic structures that are developmental in nature and an allocation of costs is required to properly account for the results. The evaluation of oil and gas leasehold acquisition costs requires judgment to estimate the fair value of these costs with reference to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.

     We review our oil and gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value. Once incurred, a write down of oil and gas properties is not reversible at a later date even if gas or oil prices increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require us to record an impairment of the recorded book values associated with our oil and gas properties.

3. The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities.

     The marketability of our production depends upon the availability, operation and capacity of gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own several wells that are capable of producing but are currently shut-in pending the construction of gas gathering systems, pipelines and processing facilities. This is particularly true in Washington County, Colorado, where we are continuing to actively drill gas wells that will be shut-in until early 2005 when we expect a third party to complete construction of a pipeline system that will carry the gas to market. United States federal, state and foreign regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors changed dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk.

4.   We may not receive payment for a portion of our future production.

     Our revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects our overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. We generally do not attempt to obtain credit protections such as letters of credit, guarantees or prepayments from our purchasers. We are unable to predict, however, what impact the financial difficulties of any of our purchasers may have on our future results of operations and liquidity.

5. We may not be able to obtain adequate financing to execute our operating strategy.

     We have historically addressed our short and long-term liquidity needs through the use of cash flow provided by operating activities, the use of bank credit facilities and the issuance of equity securities. Without adequate financing, we may not be able to successfully execute our operating strategy, particularly with respect to our offshore California properties. We continue to examine the following alternative sources of capital:

     *  bank borrowings or the issuance of debt securities;
     * the issuance of common stock, preferred stock or other equity securities; and
     *  joint venture financing.

The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, oil and natural gas prices and our market value and operating performance. We may be unable to execute our operating strategy if we cannot obtain adequate capital.

6.   We may not be able to fund our planned capital expenditures.

     We spend and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. Our exploration and development capital budget ranges from $60 to $80 million for fiscal 2005. If low oil and natural gas prices, lack of adequate gathering or transportation facilities, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operating activities to decrease, we may be limited in our ability to spend the capital necessary to complete our capital expenditures program. In addition, if our borrowing base under our credit facility is re-determined to a lower amount, this could adversely affect our ability to fund our planned capital expenditures. After utilizing our available sources of financing, we may be forced to raise additional equity or debt proceeds to fund such expenditures. Additional equity or debt financing or cash flow provided by operations may not be available to meet our capital expenditures requirements.

7.   We may not be able to replace production with new reserves.

     Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves and developing existing proved reserves, which we may not be successful in doing.

     The successful acquisition of producing properties requires an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, the review will not permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We may not be able to acquire properties at acceptable prices because the competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us.

8. The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

     The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As of June 30, 2004, 42% of our proved reserves were undeveloped and had a book value of $86.7 million. The cost to develop these reserves is estimated to be approximately $67 million. In addition, we have $49 million of capitalized costs on properties with no proved reserves. We may drill wells that are unproductive or, although productive, do not produce oil and/or gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

9. You should not place undue reliance on reserve information because it is only an estimate.

     Certain of our Exchange Act reports filed with the Commission contain estimates of oil and gas reserves, and the future net cash flows attributable to those reserves, prepared by Ralph E. Davis Associates, Inc. and Mannon & Associates (together, the "Engineers"), our independent petroleum and geological engineers. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the Engineers' control. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of oil and gas reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the assumptions and estimates in our Exchange Act reports filed with the Commission, certain of which are incorporated by reference into this report.

In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in certain of the Exchange Act reports were prepared by the Engineers in accordance with the rules of the Commission, and are not intended to represent the fair market value of such reserves.

10. Our operations are subject to numerous risks of oil and gas drilling and production activities.

     Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be found. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

     * unexpected drilling conditions;
     * pressure or irregularities in formations;
     * equipment failures or accidents;
     * weather conditions;
     * shortages in experienced labor; and
     * shortages or delays in the delivery of equipment.

The prevailing prices of oil and natural gas also affect the cost of and the demand for drilling rigs, production equipment and related services.

     New wells that we drill may not be productive and we may not recover all or any portion of our investment. The cost of drilling and completing wells is often uncertain. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry wells and wells that are productive but do not produce sufficient net revenues after operating and other costs to recoup drilling costs.

11.  Our industry experiences numerous operating risks.

     The exploration, development and operation of oil and gas properties also involve a variety of operating risks including the risk of fire, explosions, blowouts, pipe failure, abnormally pressured formations and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. If any of these industry-operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations.

     We maintain insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase. The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to those attacks may make some types of insurance more difficult to obtain. We may be unable to secure the level and types of insurance we would otherwise have secured prior to the terrorist attacks. We may not be able to maintain insurance in the future at rates we consider reasonable. The occurrence of a significant event, not fully insured or indemnified against, could materially and adversely affect our financial condition and operations.

12. Terrorist attacks aimed at our facilities could adversely affect our business.

     The United States has been the target of terrorist attacks of unprecedented scale. The U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack at our facilities, or those of our purchasers, could have a material adverse effect on our business.

13. We may suffer losses or incur liability for events that we or the operator of a property has chosen not to obtain insurance.

     Our operations are subject to hazards and risks inherent in producing and transporting oil and natural gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and others. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, we believe any operators of properties in which we have or may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operation.

14.  Hedging transactions may limit our potential gains.

    In order to manage our exposure to price risks in the marketing of oil and gas, we periodically enter into oil and gas price hedging arrangements, such as commodity swap agreements, forward sale contracts, commodity futures, options and similar agreements, with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and gas prices, such transactions, depending on the hedging instrument used, may limit our potential gains if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

     *  production is substantially less than expected;
     * the counterparties to our futures contracts fail to perform under the contracts; or
     *  a sudden, unexpected event materially impacts gas or oil prices.

15. We may incur substantial costs to comply with the various U.S. federal, state and local environmental laws and regulations that affect our oil and gas operations.

     Our oil and gas operations are subject to stringent U.S. federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations, or the imposition of injunctive relief.

     The environmental laws and regulations to which we are subject may:

     *  require the acquisition of a permit before drilling commences;

     * restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;
     * limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and
     * impose substantial liabilities for pollution resulting from our operations.

     Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

16.  We are exposed to additional risks through our drilling business.

     We own a fifty percent interest in a drilling business. Our operations through that entity will subject us to many additional hazards that are inherent to the drilling business, including, for example, blowouts, cratering, fires, explosions, loss of well control, loss of hole, damaged or lost drill strings and damage or loss from inclement weather. Although we believe that our drilling business is adequately insured for public liability and property damage to others and injury or death to persons in accordance with industry standards with respect to its operations, no assurance can be given that such insurance will be sufficient to protect it against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. No assurance can be given that our drilling business will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. The occurrence of events, including any of the above-mentioned risks and hazards, that are not fully insured could subject our drilling business to significant liability. It is also possible that we might sustain significant losses through the operation of the drilling business even if none of such events occurs.


                                USE OF PROCEEDS

     The proceeds from the sale of the shares of common stock offered pursuant to this prospectus will be received directly by the selling shareholders, and we will not receive any proceeds from the sale of these shares.


                        DETERMINATION OF OFFERING PRICE

     The shares registered herein are being sold by the selling shareholders, and not by us, and are therefore being sold at the market price as of the date of sale. Our common stock is traded on the Nasdaq National Market System under the symbol "DPTR." On December 27, 2004, the reported closing price for our common stock on the Nasdaq National Market System was $15.41.


                    RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since June 30, 2004 that have not been reported in our reports on Forms 10-Q and 8-K.


                              SELLING SHAREHOLDERS

     The shares offered pursuant to this prospectus are being offered by the selling shareholders.

Selling Shareholders
--------------------

     The table below includes information regarding ownership of our common stock by the selling shareholders and the number of shares that may be sold under this prospectus. There are no material relationships with the selling shareholders other than those discussed herein.

                                     Shares                                Shares
                                Beneficially Owned                   Beneficially Owned
                              Prior to the Offering                 After the Offering(1)
                              ----------------------     Shares    -----------------------
                                            Percent     Offered                  Percent
Selling Shareholders            Number(2)   of Class     Hereby       Number(2)  of Class
--------------------          ------------  --------   ---------  -------------  --------
EMD Colorado One, Inc.(2)       2,496,232    6.2%       525,000      1,821,232        4.6%

Spottie, Inc.(2)                2,496,232    6.2%       125,000      1,821,232        4.6%

Edward Mike Davis(2)            2,496,232    6.2%        25,000      1,821,232        4.6%


(1)  Assumes that the selling shareholders will sell all of the shares of common stock offered pursuant to this prospectus.  We cannot assure you that the selling shareholders will sell all or any of these shares.

(2)  EMD Colorado One, Inc. and Spottie, Inc. are entities that are owned and controlled solely by Edward Mike Davis.  The number of shares shown as beneficially owned includes all shares beneficially owned by Mr. Davis.

                              PLAN OF DISTRIBUTION

     The selling shareholders and their respective successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders may effect the distribution of the common stock in one or more of the following methods:

       - ordinary brokers' transactions, which may include long or short sales;
       - transactions involving cross or block trades or otherwise on the open market;
       - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;
       - "at the market" to or through market makers or into an existing market for the common stock;
       - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
       - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or
       - any combination of the above, or by any other legally available means.

     In addition, the selling shareholders or their respective successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their respective successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

     We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

     In order to comply with the securities laws of certain states, if applicable, the selling shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                        DESCRIPTION OF SECURITIES

COMMON STOCK
------------

     We are authorized to issue 300,000,000 shares of our $.01 par value common stock, of which 41,336,177 shares were issued and outstanding as of December 27, 2004. Holders of common stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding common stock can elect all directors.

     Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on common stock will be declared or paid in the foreseeable future. Holders of common stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our common stock are fully paid and nonassessable.


                     INTERESTS OF NAMED EXPERTS AND COUNSEL

EXPERTS
-------
     The consolidated balance sheets of Delta Petroleum Corporation as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2004, which appear in the June 30, 2004 annual report on Form 10-K of Delta Petroleum Corporation have been incorporated herein by reference in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the June 30, 2004 Consolidated Financial Statements of Delta Petroleum Corporation refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of July 1, 2002.

LEGAL MATTERS
-------------

     The validity of the issuance of the common stock offered pursuant to this prospectus will be passed upon for us by Krys Boyle, P.C., Denver, Colorado.


     COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the registrant according to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.